UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Kogeto, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

66405P205
(CUSIP Number)

JEFF GLASSE
c/o Kogeto, Inc.
New York, New York 10013
(212) 845-7977

SPENCER FELDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2234
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 6, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 66405P205

1	NAME OF REPORTING PERSON JEFF GLASSE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,610,274
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,610,274
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,610,274
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 66405P205

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.001 par value per share (the “Shares”), of Kogeto, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 51 Wooster Street, New York, New York 10013.

Item 2.	Identity and Background.

(a)           This statement is filed by Jeff Glasse (“Mr. Glasse”).

(b)           The principal business address of Mr. Glasse is c/o Kogeto, Inc., 51 Wooster Street, New York, New York 10013.

(c)           The principal occupation of Mr. Glasse is serving as the Chairman and Chief Executive Officer of the Issuer.

(d)           Mr. Glasse has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           Mr. Glasse has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Glasse is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Mr. Glasse acquired the 7,610,274 Shares owned by him in connection with the agreement and plan of merger by and among the Issuer, Kogeto Acquisition Corp. and Northeast Automotive Holdings, Inc., dated March 17, 2013 (the “Merger”).

Item 4.	Purpose of Transaction.

Mr. Glasse acquired the Shares in connection with the Merger defined and described in Item 3 above.

Mr. Glasse does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, Mr. Glasse may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing or selling additional Shares, or changing his intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 66405P205

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 41,061,208 Shares outstanding as of October 13, 2014.

A.	Mr. Glasse

(a)	As of the close of business on October 13, 2014, Mr. Glasse beneficially owned 7,610,274 Shares.

Percentage: Approximately 18.5%

(b)	1. Sole power to vote or direct vote: 7,610,274
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,610,274
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Glasse are set forth in Schedule A and are incorporated herein by reference.

(d)	No person other than Mr. Glasse is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between Mr. Glasse and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1
Agreement and Plan of Merger by and among the Kogeto, Inc., Kogeto Acquisition Corp. and Northeast Automotive Holdings, Inc., dated March 17, 2013 (incorporated by reference to Exhibit 2.1 to the Company’s Annual Report on Form 10-K for the year December 31, 2013 filed with the Commission on May 27, 2014)

CUSIP NO. 66405P205

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 15, 2014

/s/ Jeff Glasse
JEFF GLASSE

CUSIP NO. 66405P205

SCHEDULE A

Transactions in the Shares

Shares of Common Stock Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale
JEFF GLASSE
7,610,274	--1	01/06/2014

1 Represents Shares acquired in connection with the Merger by and among the Issuer, Kogeto Acquisition Corp. and Northeast Automotive Holdings, Inc.